

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2022

Deborah Thomas
Chief Financial Officer
Hasbro, Inc.
1027 Newport Avenue
Pawtucket, Rhode Island 02861

>   **Re: Hasbro, Inc.**
>   **Form 10-K for Fiscal Year Ended December 26, 2021**
>   **Response Dated August 22, 2022**
>   **File No. 001-06682**

Dear Ms. Thomas:

We have reviewed your August 22, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 2, 2022 letter.

Response Dated August 22, 2022

Risk Factors, page 28

1.   Your response to prior comment one states that transition risks related to climate change are not among your significant and material risks, but that you plan to further consider and quantify potential transition risks. As disclosure in your Form 10-K states that you recognize the impact your business can have on the environment and are working to reduce your footprint and that you devote significant resources and expenditures to help achieve your sustainability goals, further explain how you considered providing disclosure regarding the effects of transition risks relevant to the action you are taking on climate. Please reference the specific transition risks that may affect your business, financial condition, and results of operations and other factors you have considered in your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

2.   Your response to prior comment five states "that future weather-related events including increased storms, flooding, temperatures, droughts and other natural disasters could impact the business of Hasbro, our major customers or suppliers, including our manufacturers." Tell us how you considered providing disclosure regarding the possible indirect financial and operational impacts to you from disruptions to the operations of your customers or suppliers from severe weather.

Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing